
10032830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17 A-5 PART III

SEC FILE NUMBER
8-68463


SEC MAIL
RECEIVED
PROCESSING
DEC 1 3 2010
SECTION
193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/05/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

BRYAN GARNIER SECURITIES LLC

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Lexington Avenue, 16th floor
(No. and Street)

New York (City) N Y (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicolas D'Halluin 212-337-7000 (Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name - if individual, state last. first. middle name)

19 West 44th Street (Address) **New York** (City) **NY** (State) **10036** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, Nicolas D'Halluin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bryan Garnier Securities LLC. as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title

STEVE SHTEYN
Notary Public, State of New York
No. 01SH6178717
Qualified in Richmond County
Commission Expires December 10, 20 11



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

BRYAN GARNIER SECURITIES, LLC

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
AND
OTHER REPORTS

September 30, 2010

BRYAN GARNIER SECURITIES, LLC

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member
of Bryan Garnier Securities, LLC

We have audited the accompanying statement of financial condition of Bryan Garnier Securities, LLC (the "Company") as of September 30, 2010, and the related statements of operations, changes in member's deficiency, changes in liabilities subordinated to claims of general creditors, and cash flows for the period from October 5, 2009 (Date of Inception) to September 30, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bryan Garnier Securities, LLC of September 30, 2010, and the results of its operations and its cash flows for the period from October 5, 2009 (Date of Inception) to September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

New York, NY
December 8, 2010

FINANCIAL STATEMENTS

BRYAN GARNIER SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
September 30, 2010

ASSETS

Cash	$ 229,879
Receivable from broker-dealer and clearing organization	82,730
Furniture and equipment, net	119,550
Security deposit and other assets	79,368
Total Assets	$ 511,527

LIABILITIES AND MEMBER'S DEFICIENC'

LIABILITIES	
Accounts payable and accrued liabilities	$ 85,394
Loans Payable – Related Party - Subordinated	575,000
Total Liabilities	660,394
MEMBER'S DEFICIENCY	(148,867)
Total Liabilities And Member's Deficiency	$ 511,527

See notes to financial statements.

BRYAN GARNIER SECURITIES, LLC
STATEMENT OF OPERATIONS
For The Period From October 5, 2009 (Date of Inception) To September 30, 2010

Revenues:		
Commissions	$	271,517
Other Income		13,232
Interest income		462
Total Revenues		285,211
Expenses:		
Employee compensation and benefits		786,090
Clearing and related costs		113,338
Occupancy		95,608
Professional		105,535
Travel and entertainment		106,039
Interest expense		7,347
Regulatory fees		14,894
Depreciation		14,554
Office expenses		35,735
Other expenses		26,498
Total Expenses		1,305,638
Net loss	$	(1,020,427)

See notes to financial statements.

BRYAN GARNIER SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S DEFICIENCY
For The Period From October 5, 2009 (Date of Inception) To September 30, 2010

Balance at inception	$ -
Contributions from Member:	
Cash paid directly	$569,585
Expenses paid on behalf of the Company	294,628
Accrued interest contributed	7,347
Total Contributions From Member	871,560
Net loss	(1,020,427)
Balance at September 30, 2010	$ (148,867)

See notes to financial statements.

BRYAN GARNIER SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For The Period From October 5, 2009 (Date of Inception) To September 30, 2010

Loans subordinated to claims of general creditors

Balance at inception	$ -
Add: Issuance of loans –Related Party - Subordinated	575,000
Balance at September 30, 2010	$ 575,000

See notes to financial statements.

BRYAN GARNIER SECURITIES, LLC
STATEMENT OF CASH FLOWS
For The Period From October 5, 2009 (Date of Inception) To September 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ 1,020,427)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	14,554
Deferred rent	37,782
Expense paid by Member on behalf of Company	294,628
Accrued interest to Member contributed as capital	7,347
Increase (decrease) in operating assets and liabilities:	
Receivable from broker–dealer and clearing organization	(82,730)
Other assets	(23,868)
Accounts payable and accrued liabilities	47,612
Total adjustments	295,325
Net cash used in operating activities	(725,102)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(134,104)
Cash paid for security deposit	(55,500)
Net cash used in investing activities	(189,604)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from Member	569,585
Proceeds from subordinated loans – Related Party	575,000
Net cash provided by financing activities	1,144,585
NET INCREASE IN CASH	229,879
CASH, AT BEGINNING OF PERIOD	-
CASH, AT END OF PERIOD	$ 229,879

Non-Cash Investing and Financing Transactions:

Accrued interest to Member contributed as capital	$ 7,347
Expense paid by Member on behalf of the Company	$ 294,628

See notes to financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization

Bryan Garnier Securities, LLC (the "Company") is a single member limited liability Company which was formed under the laws of the State of New York on October 5, 2009. The Company's sole member is Bryan Garnier & Co. Ltd ("Member") The Company is primarily engaged in brokerage and investment banking with institutional customers in Pan-European Securities, specifically in research-based equity sales and distribution of Pan-European equity securities under resale provision of the Securities and Exchange Commission ("SEC") Rule 144A. The Company is a broker-dealer registered with the SEC and on July 9, 2010, became a member of the Financial Industry Regulatory Authority (FINRA).

(b) Revenue Recognition

The Company is an introducing broker that contracts with a clearing agent to handle the execution and settlement of customer orders. The Company records such commission revenue on the specified basic points of trades on a trade date basis. Other income includes the Company's research guide sales.

(c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is calculated over the useful lives of the assets under the straight line method over 5 years.

(e) Income Taxes

No provision for has been made for Federal or state income taxes since the taxable income or loss of the Company is to be included in the returns of the Member. The Company is subject to local unincorporated business taxes in the jurisdiction in which it operates.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Income Taxes (Continued)

The Company follows guidance issued by the Financial Accounting Standards Board ("FASB") regarding accounting for uncertainty in income taxes This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The income tax position taken by the Company for any years open under the various statutes of limitations is that the Company continues to be exempt from income taxes by virtue of its pass through entity status. Management believes this tax position meets the more-likely-than-not threshold and, accordingly, the tax benefit of this income tax position (no income tax expense or liability) has been recognized for the years ended on or before September 30, 2010.

The Company believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

None of the Company's federal or state income tax returns is currently under examination by the Internal Revenue Service ("IRS") or state authorities.

(g) Fair Value Measurement

FASB ASC Topic 820, Fair Value Measurement and Disclosures, defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Fair Value Measurement (Continued)

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures annually.

The carrying values of cash accounts receivables, and accounts payables, approximate fair values due to their short maturities.

There was no asset or liability measured at fair value on a non-recurring basis as of September 30, 2010.

(h) Subsequent Events

In preparing these financials, the Company has evaluated events and transactions for potential recognition or disclosure through December 8, 2010, the date the financials were available for issuance.

NOTE 2 — FURNITURE AND EQUIPMENT

Furniture and equipment at September 30, 2010 are comprised of the following:

Furniture and fixtures	$ 37,589
Equipment	96,515
	134,104
Less: Accumulated depreciation	14,554
	$119,550

NOTE 3 — COMMITMENTS

At September 30, 2010, the Company is obligated under a lease for office and storage space, which expires on May 3, 2014. The lease contains predetermined fixed escalations of minimum rentals during the lease term. In addition, as an inducement to enter into such lease, the Company received a 3 month rent allowance amounting to $38,391.The Company recognizes the rent allowance and the related fixed escalations on a straight-line basis over the life of the lease and records the difference between the amounts charged to operations and amounts paid as deferred rent. As of September 30, 2010, the deferred rent liability amounted to $37,782 and is included in accounts payable and accrued liabilities.

Approximate future minimum annual rental payments under the lease are as follows:

Year Ending September 30,		
2011	$	166,500
2012		171,180
2013		176,000
2014		180,965
	$	964,645

Rent expense from October 5, 2009 (Date of Inception) to September 30, 2010 amounted to $92,127.

NOTE 4 — ALTERNATIVE NET CAPITAL REQUIREMENTS AND SUBSEQUENT EVENTS

The Company is subject to the Securities and Exchange Commission Rule 15c3-1 Net Capital Requirement for broker-dealer, under which the Company elected to not be subject to the Aggregate Indebtedness Standard but be subject to an Alternative Standard. The Alternative Standard method requires the Company to maintain its net capital to be not less than the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for broker-dealer Exhibit A to Rule 15c3-3. In addition, the Rule restricts the payment of dividends in certain cases.

At September 30, 2010, the Company had net capital, as defined, of $144,485, which was $105,515 below its minimum required net capital of $250,000. The Company first determined non-compliance when calculating its net capital after it learned that it could not classify its receivable from broker-dealer and clearing organization as an allowable asset for purposes of its net capital calculation. The Company's clearing agreement does not qualify as a PAIB (proprietary account of an introducing broker dealer) agreement and therefore the asset is non-allowable for purposes of the net capital calculation. The Company on October 19, 2010, notified FINRA of such non-compliance and the steps taken to return to compliance which included the Company's sole Member making additional capital contributions of $60,000 on October 19, 2010. However, on December 7, 2010, it was subsequently discovered that, in accordance with Rule 15c3-1,the Company could not classify its security deposit as an allowable asset for purpose of its net capital calculation. The Company had been historically including its security deposit on its office space as an allowable asset. This further revision to the net capital calculation increases the Company's non-compliance as of September 30, 2010, and such additional non-compliance has not been remedied as of December 8, 2010. The Company has not accrued any potential penalty as of September 30, 2010 since they are not estimate able.

NOTE 5 — LOANS PAYABLE – RELATED PARTY – SUBORDINATED

In July 2010, the Company entered into two subordinated loan agreements with its Member in the amount of $342,000 and $233,000. The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the SEC's Uniform Net Capital Rule. Borrowings under the subordinated agreements mature on July 8, 2013 and bear interest at rates 5% per annum. The interest is payable annually and it automatically gets contributed into Member's equity. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, such loans may not be repaid.

As of September 30, 2010, $7,347 of accrued interest for fiscal year 2010 was contributed as capital.

NOTE 6 — CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in high quality financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

NOTE 7 — OFF BALANCE SHEET RISK

The Company, as an introducing broker-dealer, entered into a clearing agreement with a clearing firm. This agreement requires the clearing firm to extend to the Company clearing, execution and other services related to securities business transactions as allowed by rules and regulations governing securities transactions. The clearing firm charges a fixed fee of each trade on the trade date. The agreement could be terminated by either party with a thirty day notification.

NOTE 8 — RISKS AND UNCERTAINTIES

The multi-year credit and liquidity crisis in the United States continues to have far-reaching implications for financial markets and the banking system. The crisis has resulted in numerous major events, including major bank acquisitions, and the extension of government financing to private financial institutions. These and other events have had a significant impact on the financial markets, both domestic and foreign, and on individual investors in those markets and could impact the income.

NOTE 9 — EXEMPTION FROM RULE 15C-3-3

The Company was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at September 30, 2010. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company does not maintain margin accounts.

NOTE 10 — RELATED PARTY TRANSACTIONS

The Company provides research which is prepared by its single Member to institutional customers for a fee. The Member does not charge a fee to the Company for such research.

SUPPLEMENTARY INFORMATION

BRYAN GARNIER SECURITIES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
September 30, 2010

Net capital	
Member's deficiency	$ (148,867)
Additions	
Liabilities subordinated to claims of general creditors	575,000
Deductions and/or charges	
Non-allowable assets:	
Receivable from broker-dealer and clearing organization	(82,730)
Furniture and equipment, net	(119,550)
Security deposit and other assets	(79,368)
Net capital before haircuts on securities positions	144,485
Haircuts on securities positions	-
Net capital	144,485
Computation of Alternative Net Capital Requirement	
Minimum net capital requirement - the greater of 2% of aggregate debits, or $250,000	250,000
Net Capital Deficiency	$ (105,515)

Below is a reconciliation of material differences between the Company's computation of net capital as filed in Part II A, Quarterly 17a-5 (a) Focus Report, and the above schedule as of September 30, 2010.

Computation of Net Capital

Reconciliation with company's computation
(included in Part II of Form X-17A-5 as of September 30, 2010)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$184,719
Net decrease in accounts payable and accrued liabilities	628
Net decrease in security deposit and other assets	(40,862)
Net capital as per above	$144,485

OTHER REPORTS

**REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g) (1)
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3**

To the Member
of Bryan Garnier Securities, LLC

In planning and performing our audit of the financial statements of Bryan Garnier Securities, LLC, (the Company), as of and for the period from October 5, 2009 (Date of Inception) to September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive previsions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company is any of the followings:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies in internal control that is less severe than material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in the internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Bryan Garnier Securities, LLC as of September 30, 2010 and for the period from October 5, 2009 (Date of Inception) to September 30, 2010, and this report does not affect our report thereon dated December 8, 2010. The Company did not calculate its net capital in accordance with Rule 15c3-1 and was not in compliance with the minimum required net as of September 30, 2010 and did not increase its net capital to correct the non-compliance, however it did attempt to correct it on October 19, 2010, when additional equity was contributed by its sole Member. On December 7, 2010, it was discovered that the Company had been historically incorrectly computing its net capital by treating a security deposit on its office space as an allowable asset however it is not an allowable asset in accordance with Rule 15c3-1 which put the Company back into non-compliance. . As of September 30, 2010, the Company has not accrued any potential penalty since they are not estimateable. As a result of the above material weakness, the Company has been out of the net capital compliance as of September 30, 2010, and subsequently as of October 31, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate except for the material weakness noted above regarding its minimum required net capital, at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

New York, NY
December 8, 2010

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITIY'S SIPC ASSESSMENT RECONCILIATION

To the Member
of Bryan Garnier Securities, LLC.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) from July 9, 2010 (Date of the Bryan Garnier Securities, LLC became FINRA member) to September 30, 2010, which were agreed to by Bryan Garnier Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Bryan Garnier Securities, LLC's compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Bryan Garnier Securities, LLC's management is responsible for the Bryan Garnier Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entry showing the payment of $712.58 to SIPC on November 25, 2010 with check number 1303, noting no difference;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 from July 9, 2010 (Date of the Bryan Garnier Securities, LLC became FINRA member) to September 30, 2010, with the amounts reported in Form SIPC-7 from October 5, 2009 (Date of Inception) to September 30, 2010, noting the following difference:

   - The total revenue reported on Form SIPC-7 does not include the bank interest earned in the amount of $179 prior to July 2010 since the Company was not a member until July 9, 2010.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

New York, NY
December 8, 2010